UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
517834107
(CUSIP Number)
J. Alberto Gonzalez-Pita, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	Page 2 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 83,438,925 SHARED VOTING POWER 12,566,710 SOLE DISPOSITIVE POWER 184,932,977 SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,505,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)

Based upon a total of 740,411,200 shares of Common Stock (consisting of 652,911,025 shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 3 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 233,778,292 SHARED VOTING POWER 12,566,710 SOLE DISPOSITIVE POWER 173,863,811 SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,345,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3% (2)
14	TYPE OF REPORTING PERSON IN

-------------------------

(2)

Based upon a total of 740,411,200 shares of Common Stock (consisting of 652,911,025 shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 4 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 82,758,765 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 82,758,765 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,758,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (3)
14	TYPE OF REPORTING PERSON OO

-------------------------

(3)

Based upon a total of 740,411,200 shares of Common Stock (consisting of 652,911,025 shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 5 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 32,473 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 31,694 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)

Based upon a total of 740,411,200 shares of Common Stock (consisting of 652,911,025 shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 6 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 101,507,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,507,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)

Based upon a total of 740,411,200 shares of Common Stock (consisting of 652,911,025 shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 7 of 15 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 48,764,841 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 48,764,841 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,764,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (6)
14	TYPE OF REPORTING PERSON OO

-------------------------

(6)

Based upon a total of 740,411,200 shares of Common Stock (consisting of 652,911,025 shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 8 of 15 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009 (such Schedule 13D, as amended by Amendment No. 1 thereto, the “Schedule 13D”) which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. This amendment is being filed to report the purchase of 12,566,710 shares of Common Stock in open market transactions between March 27, 2009 and March 31, 2009. All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Miriam Adelson (“Dr. Adelson”), Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005 (the “Family Trust”), Irwin Chafetz (“Mr. Chafetz”), Timothy D. Stein, Esq. (“Mr. Stein”) and Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust (the “December 2008 Three Year Trust,” and together with Mr. Adelson, Dr. Adelson, the Family Trust, Mr. Chafetz and Mr. Stein, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 431,323,400 shares of Common Stock, or 58.3%, of the Company’s total number of shares of Common Stock outstanding as of February 27, 2009 plus the shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons also acknowledge they are acting as a “group” for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

Between March 27, 2009 and March 31, 2009, Adfam Investment Company LLC (“Adfam LLC”) purchased 12,566,710 shares of Common Stock in open market transactions, funded by the investable funds of Adfam LLC. The aggregate purchase price, excluding commissions, for these shares of Common Stock, which are reported herein as shares beneficially owned by the Reporting Persons, was $37,385,031.64. The following table contains, for each day on which shares of Common Stock were purchased, the number of shares purchased and the range of prices at which trades were executed:

Date	Shares Purchased	Execution Price Range
March 27, 2009	4,098,900	$2.91 to $3.15
March 30, 2009	3,740,900	$2.78 to $2.87
March 31, 2009	4,726,910	$2.80 to $3.06

CUSIP No. 517834107	Page 9 of 15 Pages

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons.

(b)

Mr. Adelson beneficially owns an aggregate of 197,505,635 shares of Common Stock (approximately 26.7% of the total number of shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 100 shares are owned directly by Mr. Adelson, (ii) 5,948 shares are unvested restricted Common Stock owned directly by Mr. Adelson, (iii) 91,832 shares are currently issuable upon the exercise of vested options, (iv) 82,758,765 shares are held by the Family Trust, (v) 48,764,841 shares are held by the December 2008 Three Year Trust and (vi) 65,884,149 shares are beneficially owned by various other entities as described below. Mr. Adelson has sole voting control over 83,438,925 shares of Common Stock, of which (i) 100 shares are owned directly by Mr. Adelson, (ii) 5,948 shares are unvested restricted Common Stock owned directly by Mr. Adelson, (iii) 91,832 shares are currently issuable upon the exercise of vested options, (iv) 82,758,765 shares are owned by the Family Trust and (v) 582,280 shares are owned by the Dr. Miriam and Sheldon G. Adelson Charitable Trust (the “Charitable Trust”). Mr. Adelson has sole dispositive control over 184,932,977 shares of Common Stock, of which (i) 100 shares are owned directly by Mr. Adelson, (ii) 91,832 shares are currently issuable upon the exercise of vested options, (iii) 82,758,765 shares are owned by the Family Trust, (iv) 48,764,841 shares are owned by the December 2008 Three Year Trust, (v) 582,280 shares are owned by the Charitable Trust and (v) 52,735,159 shares are owned by various other trusts as described below. Mr. Adelson has shared voting and dispositive control over the 12,566,710 shares of Common Stock held by Adfam LLC.

Dr. Adelson beneficially owns an aggregate of 246,345,002 shares of Common Stock (approximately 33.3% of the total number of shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 86,363,636 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson and (iii) 72,481,191 shares are held by various entities as described below. Dr. Adelson has sole voting control over 233,778,292 shares of Common Stock, of which (i) 86,363,636 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson and (iii) 59,914,481 shares are held by various trusts as described below. Dr. Adelson has sole

CUSIP No. 517834107	Page 10 of 15 Pages

SCHEDULE 13D

dispositive power over 173,863,811 shares of Common Stock, of which (i) 86,363,636 shares are owned directly by Dr. Adelson and (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson. Dr. Adelson has shared voting and dispositive control over the 12,566,710 shares of Common Stock held by Adfam LLC.

The Family Trust directly owns 82,758,765 shares of Common Stock (approximately 11.2% of the total number of shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Mr. Adelson has the authority to vote and dispose of the 82,758,765 shares of Common Stock owned by the Family Trust.

Mr. Chafetz beneficially owns an aggregate of 32,473 shares of Common Stock (approximately 0.0% of the total number of shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 2,718 shares are vested restricted Common Stock owned directly by Mr. Chafetz, (ii) 779 shares are unvested restricted Common Stock owned directly by Mr. Chafetz, (iii) 5,976 shares are issuable upon the exercise of vested options and (iv) 23,000 shares are owned directly by Mr. Chafetz. Mr. Chafetz has sole voting control over these shares. Mr. Chafetz has sole dispositive control over 31,694 shares, of which (i) 2,718 shares are vested restricted Common Stock owned directly by Mr. Chafetz, (ii) 5,976 shares are issuable upon the exercise of vested options and (iii) 23,000 shares are owned directly by Mr. Chafetz.

Mr. Stein beneficially owns an aggregate of 101,507,000 shares of Common Stock (approximately 13.7% of the total number of shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). This includes (i) 7,000 shares owned directly by Mr. Stein, (ii) 16,802,047 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson November 2008 Two Year LVS Annuity Trust (the “November 2008 Two Year Trust”), (iii) 48,764,841 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the December 2008 Three Year Trust, (iv) 11,977,704 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson February 2009 Two Year LVS Annuity Trust (the “February 2009 Two Year Trust”) and (v) 23,955,408 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson February 2009 Three Year LVS Annuity Trust (the “February 2009 Three Year Trust”). Mr. Stein has sole voting and dispositive power over the shares held directly by him. Mr. Stein has sole voting control over 101,500,000 shares of Common Stock, 16,802,047 shares of which are owned by the November 2008 Two Year Trust, 48,764,841 shares of which are owned by the December 2008 Three Year Trust, 11,977,704 shares of which are owned by the February 2009 Two Year Trust and 23,955,408 shares of which are owned by the February 2009 Three Year Trust.

CUSIP No. 517834107	Page 11 of 15 Pages

SCHEDULE 13D

The December 2008 Three Year Trust directly owns 48,764,841 shares of Common Stock (approximately 6.6% of the total number of shares of Common Stock outstanding as of February 27, 2009 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Mr. Adelson and Mr. Stein are co-trustees of the December 2008 Three Year Trust. The December 2008 Three Year Trust directly owns 48,764,841 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 48,764,841 shares of Common Stock owned by the December 2008 Three Year Trust. Mr. Stein has the authority to vote the 48,764,841 shares of Common Stock owned by the December 2008 Three Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the December 2008 Three Year Trust.

Mr. Adelson and Mr. Stein are co-trustees of the November 2008 Two Year Trust. The November 2008 Two Year Trust directly owns 16,802,047 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 16,802,047 shares of Common Stock owned by the November 2008 Two Year Trust. Mr. Stein has the authority to vote the 16,802,047 shares of Common Stock owned by the November 2008 Two Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the November 2008 Two Year Trust.

Mr. Adelson and Mr. Stein are co-trustees of the February 2009 Two Year Trust. The February 2009 Two Year Trust directly owns 11,977,704 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 11,977,704 shares of Common Stock owned by the February 2009 Two Year Trust. Mr. Stein has the authority to vote the 11,977,704 shares of Common Stock owned by the February 2009 Two Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the February 2009 Two Year Trust.

Mr. Adelson and Mr. Stein are co-trustees of the February 2009 Three Year Trust. The February 2009 Three Year Trust directly owns 23,955,408 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 23,955,408 shares of Common Stock owned by the February 2009 Three Year Trust. Mr. Stein has the authority to vote the 23,955,408 shares of Common Stock owned by the February 2009 Three Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the February 2009 Three Year Trust.

Mr. Adelson is the trustee and Dr. Adelson is the successor trustee of the Charitable Trust. The Charitable Trust directly owns 582,280 shares of Common Stock. Mr. Adelson has the authority to vote and dispose of the 582,280 shares of Common Stock owned by the Charitable Trust. Mr. Adelson and Dr. Adelson disclaim beneficial ownership of the Common Stock owned by the Charitable Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT S Trust (the “ESBT S Trust”). The ESBT S Trust directly owns 13,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,516 shares of Common Stock owned by the ESBT S Trust. Dr. Adelson has the authority to vote the 13,692,516 shares of Common Stock owned by the ESBT S Trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by the ESBT S Trust.

CUSIP No. 517834107	Page 12 of 15 Pages

SCHEDULE 13D

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT Y Trust (the “ESBT Y Trust”). The ESBT Y Trust directly owns 13,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,516 shares of Common Stock owned by the ESBT Y Trust. Dr. Adelson has the authority to vote the 13,692,516 shares of Common Stock owned by the ESBT Y Trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by the ESBT Y Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST A Trust (the “QSST A Trust”). The QSST A Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,517 shares of Common Stock owned by the QSST A Trust. Dr. Adelson has the authority to vote the 13,692,517 shares of Common Stock owned by the QSST A Trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by the QSST A Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST M Trust (the “QSST M Trust”). The QSST M Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,517 shares of Common Stock owned by the QSST M Trust. Dr. Adelson has the authority to vote the 13,692,517 shares of Common Stock owned by the QSST M Trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by the QSST M Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the “2004 Remainder Trust”). The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock. A majority of the trustees share dispositive control over the Common Stock owned by the 2004 Remainder Trust. Dr. Adelson has the authority to vote the 5,144,415 shares of Common Stock owned by the 2004 Remainder Trust. Mr. Chafetz and Mr. Stein disclaim such beneficial ownership of the Common Stock owned by the 2004 Remainder Trust.

Mr. Adelson and Dr. Adelson are co-managers of Adfam LLC. Adfam LLC directly owns 12,566,710 shares of Common Stock. Mr. Adelson and Dr. Adelson share voting and dispositive control of the Common Stock owned by Adfam LLC.

(c)	The disclosure under Item 3 and Item 4 hereof is incorporated by reference.
(d)	Not applicable.
(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

CUSIP No. 517834107	Page 13 of 15 Pages

SCHEDULE 13D

Exhibit No.	Description
1

Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, the Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005, Irwin Chafetz, Timothy D. Stein and the Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust.

CUSIP No. 517834107	Page 14 of 15 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2009

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Miriam Adelson
Name: Miriam Adelson Title: Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

SHELDON G. ADELSON DECEMBER 2008 THREE YEAR LVS ANNUITY TRUST
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Timothy D. Stein
Name: Timothy D. Stein Title: Trustee

Exhibit 1 to

Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Las Vegas Sands Corp., a Nevada corporation.

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Miriam Adelson
Name: Miriam Adelson Title: Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

SHELDON G. ADELSON DECEMBER 2008 THREE YEAR LVS ANNUITY TRUST
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Timothy D. Stein
Name: Timothy D. Stein Title: Trustee

Dated:  April 1, 2009